UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

FORM SD

SPECIALIZED DISCLOSURE REPORT

PDF SOLUTIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-31311	25-1701361
(State or Other	(Commission File Number)	(IRS Employer
Jurisdiction of		Identification No.)
Incorporation)

333 West San Carlos Street, Suite 1000
San Jose CA 95110
(Address of Principal Executive Offices) (Zip Code)
Gregory C. Walker (408) 280-7900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Item 1.01. Conflict Minerals Disclosure and Report

PDF Solutions enables customers to reduce the time to market of integrated circuits (“ICs”), lower the cost of IC design and manufacturing and improve profitability. The Company has developed proprietary hardware and software and provides services that target the entire systems value chain, which is a term used to mean the activities from technology development and the design of a semiconductor product through volume manufacturing of devices and subsequent system assembly and test. PDF Solutions’ products and services consist of proprietary test structures and electrical test systems, physical intellectual property, enterprise platform software and professional services. The Company’s Characterization Vehicle®(CV®) electrical test chip infrastructure provides core modeling capabilities, and is used by more leading manufacturers than any other test chips in the industry. The Design-for-Inspection™ solution includes the proprietary eProbe® e-beam tool and extends the Company’s electrical characterization technologies into the e-beam measurement of extremely dense test structures, or DFI™ cells, across an entire fabrication process. Proprietary Template™ layout patterns for standard cell libraries optimize area, performance, and manufacturability for designing IC products. The Exensio®platform for big data unlocks relevant, actionable information buried in wafer fabrication, process control and test data through key components: Exensio® –Yield, Exensio® –Control, Exensio® –Test, Exensio® –ALPS, and Exensio® –Char. The Exensio® platform is available either on-premise or via software as a service (SaaS).

This Specialized Disclosure Form (“Form SD”) and a copy of PDF’s Conflict Minerals Report (filed as Exhibit 1.01 hereto) are being posted to the publicly available Internet site www.pdf.com upon the filing of this Form SD.

Item 1.02 Exhibits

PDF Solutions’ Conflict Minerals Report is attached hereto as Exhibit 1.01.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PDF Solutions, Inc.
Date: May 30, 2018	By:	/s/ Gregory C. Walker
Gregory C. Walker
VP, Finance and CFO